EXHIBIT 99.4

CHINA FINANCE ONLINE CO. LIMITED
(incorporated in Hong Kong with limited liability)

SPECIAL NOTICE OF ORDINARY RESOLUTION

In accordance with Sections 116C and 132 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), notice is hereby given that the following resolution is proposed to be considered and, if thought fit, passed at the Annual General Meeting of the Company to be held on June 28, 2013 at 10:00 a.m., Beijing time, at the offices of the Company, 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China:

“To approve the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2014 and to authorize the board of directors to determine their remuneration;”

By Order of the Board of Directors
/s/ Zhiwei Zhao
Zhiwei Zhao Chairman of the Board of Directors

Beijing, China
Date: May 30, 2013